Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
BEYOND, INC.

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Beyond, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY THAT:

1. The Board of Directors of the Corporation duly adopted resolutions recommending and declaring advisable that the Amended and Restated Certificate of Incorporation of the Corporation be amended and that such amendment be submitted to the stockholders of the Corporation for their consideration, as follows:

RESOLVED, Article VI of the Corporation’s Amended and Restated Certificate of Incorporation be amended and restated in its entirety to read as follows shall be amended to read as follows:

“The number of directors shall be fixed by, or in the manner provided in, the Bylaws of the Corporation. Commencing at the 2025 annual meeting of stockholders, all of the directors of the Corporation elected at an annual meeting of stockholders shall hold office for a term that expires at the next annual meeting of stockholders (or until their respective successors shall have been elected and qualified or until their earlier death, resignation or removal). The term of each director serving as of and immediately following the date of the 2024 annual meeting of stockholders shall expire at the 2025 annual meeting of stockholders, notwithstanding that such director may have been elected for a term that extended beyond the date of the 2025 annual meeting of stockholders.”

RESOLVED FURTHER, that Article X of the Corporation’s Amended and Restated Certificate of Incorporation be amended and restated in its entirety to read as follows shall be amended to read as follows:

“Section 1. Except as otherwise provided for or fixed by or pursuant to the provisions of Article IV hereof in relation to the rights of the holders of Preferred Stock to elect directors under specified circumstances, newly-created directorships resulting from any increase in the number of directors, created in accordance with the Bylaws of the Corporation, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director. Any director elected in accordance with the preceding sentence shall hold office until the next election of directors by the stockholders of the Corporation and until such director’s successor shall have been elected and qualified, or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 2. Any director or the entire Board of Directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of the Corporation entitled to vote in the election of directors.”

2. The stockholders of the Corporation duly approved such amendment at annual meeting of the stockholders of the Corporation.

3. Such amendment has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 23rd day of May, 2024.

By:	/s/ E. Glen Nickle
Name:	E. Glen Nickle
Title:	Chief Legal Officer & Corporate Secretary